UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-35139

State Bank Financial Corporation
(Exact name of registrant as specified in its charter)

3399 Peachtree Road, NE, Suite 1900
Atlanta, Georgia 30326
(404) 475-6599
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:  Zero

Pursuant to the requirements of the Securities Exchange Act of 1934, Cadence Bancorporation, as successor by merger to State Bank Financial Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

By:	/s/ Jerry W. Powell
Name:	Jerry W. Powell
Title:	Executive Vice President and General Counsel

Date:  March 28, 2019